Filed pursuant to Rule 424(b)(3)
Registration No. 333-163443

PROSPECTUS

1,627,129 shares of common stock

CHINA MEDICINE CORPORATION

This prospectus relates to the resale, from time to time, of up to 1,627,129  shares of our common stock by the stockholders referred to throughout this prospectus as “selling stockholders.”   Of the total number of shares of our common stock offered in this prospectus, 20,000 shares are issuable upon the exercise of Series A common stock purchase warrants issued on February 8, 2006 which have an exercise price of $1.70 per share and 1,376,315 shares are issuable upon the exercise of Series B common stock purchase warrants issued on February 8, 2006 which have an exercise price of $2.43 per share.  The Series A and Series B common stock purchase warrants both expire on February 8, 2011.  The remaining 230,814 shares of common stock offered in this prospectus are shares of our common stock that were previously issued upon the exercise of the Series A and Series B common stock purchase warrants but which have not yet been resold.

Since the filing of Post-Effective Amendment No. 1 to the Registration Statement, 1,026,474 Series A and Series B common stock purchase warrants were cashlessly exercised in exchange for 486,179 shares of common stock, resulting in a reduction in the number shares of common stock offered in this prospectus by 540,295.  In addition, 826,806 shares of common stock that were previous offered in this prospectus have been sold.

The selling stockholders, and any of their pledgees, donees, assignees and successors-in-interest, may offer all or part of their shares for resale from time to time through public or private transactions, either at prevailing market prices or at privately negotiated prices. We will not receive any of the proceeds from sales of the shares by the selling stockholders.  However, if the warrants are exercised for cash, we will receive the aggregate exercise price for those warrants.  The terms of the warrants require the holder to exercise for cash so long as there is an effective registration statement covering the shares issuable thereunder.

We have paid all of the registration expenses incurred in connection with this offering (totaling $36,110) and will pay all additional expenses for maintaining the Registration Statement as current, but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

Our common stock is currently quoted on the Financial Industry Regulatory Authority’s OTC Bulletin Board under the symbol “CHME.OB”. As of October 4, 2010, the last reported bid price of our common stock was $ 2.06 per share and the last reported ask price was $ 2.50 per share.

Investing in our common stock involves a high degree of risk. See the “Risk Factors” beginning on page 7

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 18, 2010

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND OTHER
INFORMATION CONTAINED IN THIS PROSPECTUS

This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Forward-looking statements involve risks and uncertainties. Forward-looking statements include statements regarding, among other things, (a) our projected sales, profitability, and cash flows, and our projected expenses, (b) our growth strategies, (c) anticipated trends in our industries, (d) our future financing plans, (e) our anticipated needs for working capital, and (f) potential future expansions and government approvals and other future actions. They are generally identifiable by use of the words "may," "will," "should," "anticipate," "estimate," "plans," “potential," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" or the negative of, or other variations on, these phrases or comparable terminology. These statements may be found under "Management's Discussion and Analysis of Financial Condition” and "Description of Business," which are incorporated herein by reference to the Company’s Annual Report on Form 10-K, as well as in this prospectus generally.

Any or all of our forward-looking statements in this report may turn out to be inaccurate. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the results anticipated in the forward-looking statements contained in this prospectus will in fact occur. You should not place undue reliance on these forward-looking statements.

Currency, exchange rate, and “China” and other references

Unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to "yuan" or "RMB" are to the Chinese yuan (also known as the renminbi).  According to the currency exchange website www.xe.com, on October 4, 2010, $1.00 was equivalent to 6.692 yuan.

References to the “PRC” or “China” are to the People’s Republic of China.

References to the “OTC Bulletin Board,” are to the Financial Industry Regulatory Authority’s, or FINRA’s, over-the-counter Bulletin Board, a securities quotation service, which is accessible at the website www.otcbb.com. FINRA is the successor entity of the National Association of Securities Dealers.

PROSPECTUS SUMMARY

The following summary highlights certain material aspects of the offering for resale of common stock by the selling stockholders covered by this prospectus but may not contain all of the information that is important to you. You should read this summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus, including the “Risk Factors”, before making an investment decision.  Except as otherwise specifically stated or unless the context otherwise requires, the “Company,” “we,” “our” and “us” refer collectively to (i) China Medicine Corporation (“China Medicine”), (ii) Konzern Group Limited (“Konzern Group”), which is directly wholly-owned by China Medicine (iii) Guangzhou Konzern Medicine Co., Ltd. (“Konzern”), a wholly-owned subsidiary of Konzern Group; (iv) Guangzhou Co-win Bioengineering Co., Ltd., which is 70% owned by Konzern (“Co-win Bioengineering”); (v) Guangzhou Konzern Bio-Technology Co., Ltd. (“Konzern Bio-Tech”), which is directly  wholly-owned by Konzern Group; (vi) Guangzhou LifeTech Pharmaceuticals Co., Ltd. (“LifeTech”), which is directly wholly-owned by Konzern Group, (vii) Guangzhou LifeTech Pharmaceutical & Technological Ltd.(“LifeTech P&T”), which is directly wholly-owned by Konzern Group); and (viii) Konzern US Holding Corporation, which is directly wholly-owned by Konzern.  Each of Konzern Group, Konzern, Co-win Bioengineering, Konzern Bio-Tech, LifeTech, and LifeTech P&T is a limited liability company organized under the laws of the People’s Republic of China (“PRC”).

Through Konzern, we distribute approximately 2,100 products in China. The products include prescription and over-the-counter drugs, Chinese herbs, traditional Chinese medicines made from Chinese herbs, nutritional supplements, dietary supplements and medical instruments.

We also entered the pharmaceutical manufacturing field in 2009, through the  acquisition of LifeTech.  LifeTech holds 39 manufacturing approvals for its drugs, which include Traditional Chinese Medicines and dried powder injections.

History of the Company

We are a Nevada corporation that was originally organized in Delaware on February 10, 2005, under the name Lounsberry Holdings III, Inc., for the purpose of acquiring an operating business. Until February 2006, we were a shell company as that term is defined by SEC rules.

Reverse Acquisition

On February 8, 2006, we acquired an operating business and ceased to be a shell company by entering into a reverse merger transaction. In the reverse merger, we acquired all of the equity of Konzern, a PRC distributor of pharmaceutical products, in exchange for issuing 6,530,000 shares of common stock, representing approximately 88.5% of our outstanding common stock, at such time, to the owners of Konzern.  Prior to July 25, 2000, Konzern was a state-owned medicine distribution company located in the City of Guangzhou, China. On July 25, 2000, Konzern was privatized through a sale of all of its capital stock by a PRC government-owned holding company.

As a result of the reverse merger, beginning February 8, 2006, we have been engaged, through our wholly-owned subsidiary Konzern, in pharmaceutical distribution in the PRC. We serve as a holding company for Konzern.

Also on February 8, 2006, in connection with the acquisition of Konzern, we entered into:

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A preferred stock purchase agreement (the “Preferred Stock Purchase Agreement”) pursuant to which we issued 3,120,000 shares of Series A preferred stock and warrants to purchase an aggregate of 7,389,476 shares of common stock to the owners of Konzern in exchange for $3,900,000. Each share of Series A preferred stock is convertible into one share of common stock.

•
A stock redemption agreement with Capital Markets Advisory Group, LLC ("Capital Markets"), which was then our principal stockholder, pursuant to which we purchased 928,000 shares of common stock from Capital Markets for $167,602, and repaid $32,398 of debt to Capital Markets, using the proceeds from the sale of the Series A preferred stock.

On May 10, 2006, we changed our name to China Medicine Corporation.

After the Reverse Acquisition

On July 7, 2006, we formed. Co-Win, a PRC joint-venture company with Guangzhou Ji’nan Science & Technology Industrial Group (“JSIG”) and Mr. Dongsheng Yao, to develop applications for aflatoxin-detoxifizyme, or rADTZ, an enzyme designed to eliminate a harmful toxin from food and animal feed. Co-Win is still a development-stage company and has not undertaken significant operating activities as of December 31, 2009.  The PRC has granted three patents to Co-Win related to rADTZ. Co-Win obtained patents for rADTZ in Australia, South Africa and South Korea in 2008, patents for rADTZ in Russia and Mexico in 2009 and patents for rADTZ in the United States in 2010.

In November 2006, we obtained approval from local government authorities for the distribution of medical supplies and devices throughout Guangdong Province. We began to sell and distribute medical supplies such as bandages and cotton swabs in the first quarter of 2007.

Beginning in 2007, the Guangdong government established an on-line bidding system (the “Bidding System”) for medical distribution rights in Guangdong. We obtained the rights to sell and distribute a total of 516 products through the Bidding System in 2008. We obtained distribution rights for 661 products through the Bidding System in 2009, which included renewals of the distribution rights for some of the products that we had in 2008 and obtaining some new distribution rights.  We expect to renew or obtain rights for most of our existing products in 2010 and expect the revenue from the sale of these products to increase in 2010 from sales of products under distribution rights obtained through the Bidding System.

In July 2008, we began to introduce to the U.S. market one of our products, a food supplement called BeThin Tablets, which is designed for use as a weight-loss aid. BeThin Tablets were developed by Konzern and manufactured by a Hong Kong pharmaceutical manufacturer.

We are also actively exploring the Hong Kong market for various products. We have obtained trademark protection from the Hong Kong government for our Konzern and BeThin trademarks and have registered with the Hong Kong Trade Development Council to search for potential distributors in Hong Kong.

Recent Developments

On May 20, 2009, Konzern Bio-Tech was incorporated with registered capital of RMB500,000.  Konzern Bio-Tech was established for the purpose of engaging in research and development and utilizing funding and other support available from the Chinese Government for domestic high technology companies. Bio-Tech is still a development-stage company and has not undertaken significant operating activities.

On June 10, 2009, we moved our legal domicile from Delaware to Nevada.

On December 4, 2009, we acquired LifeTech which enhanced our business by adding a research and development force and manufacturing facilities and by expanding our sales channels and distribution network.  This was accomplished by Konzern entering into an Equity Ownership Transfer Agreement, dated October 26, 2009 (the “Transfer Agreement”) with Sinoform Limited, a company registered under the laws of the British Virgin Islands (“Sinoform”), to acquire 100% of Sinoform’s equity interests in LifeTech, a wholly-owned subsidiary of Sinoform.  Pursuant to the Transfer Agreement, on December 4, 2009 Sinoform transferred all of its equity interests in LifeTech for a cash payment of RMB57,000,000 (approximately $8,344,800) in addition to the assumption of RMB89,800,000 (approximately $13,146,720) of LifeTech’s outstanding bank debt.

LifeTech is a developer and manufacturer of pharmaceutical products with a focus on vascular medicines, anti-inflammatory medicines, women’s health and other general health traditional Chinese medicines.  LifeTech was founded in 1992, and its corporate headquarters are located in Guangzhou, China.

On December 31, 2009, we entered into a Stock Subscription Agreement (the “Subscription Agreement”) with OEP CHME Holdings, LLC, a Delaware limited liability company (“OEP”), and Mr. Yang Senshan, our chief executive officer and chairman of our board of directors, pursuant to which OEP agreed to purchase, subject to satisfaction of certain closing conditions, 4,000,000 shares  of our common stock, par value US$.0001 per share at $3.00 per share and 1,920,000 shares of our redeemable convertible preferred stock, par value $.0001 per share at $30.00 per share, for an aggregate purchase price of $69,600,000.  This transaction was completed on January 29, 2010 resulting in gross proceeds to the Company of $69,600,000 and net proceeds of approximately $66,500,000 pursuant to the Subscription Agreement.

On January 7, 2010, the Company established, in China under PRC law, its wholly-owned subsidiary, Konzern Group, initially named Konzern Company Limited.  The registered capital of Konzern Group is approximately $29.3 million of which $16 million has been contributed as of September 30, 2010.

On May 12, 2010, the Company completed the reorganization of its PRC subsidiaries such that the PRC subsidiaries are now controlled by Konzern Group.

On June 30, 2010, our board of directors approved a stock repurchase program for up to $2.0 million of our common stock.  The program is valid through July 2011 and allows the Company to repurchase shares of the Company’s common stock from time to time on the open market or in privately negotiated transactions. As of October 4, 2010, the Company has repurchased 375,156 shares of common stock for an aggregate cost of $901,223.

Business Overview

We are a distributor of pharmaceutical and medical products in the PRC, including prescription and over-the-counter drugs, Chinese herbs, traditional Chinese medicines made from Chinese herbs, nutritional supplements, dietary supplements, and medical instruments. We are also engaged in proprietary research and development with the aim of creating new pharmaceutical products and intellectual property that we may sell in the future. In 2009, 99% of our total revenues of approximately $64 million came from product sales and 1% came from sales of intellectual property.

Through our subsidiary, LifeTech, we also develop and manufacture vascular medicines, anti-inflammatory medicines, women’s health and other general health traditional Chinese medicines.

As of December 31, 2009, we sell or distribute approximately 2,100 pharmaceutical and medical products, including: (i) western and traditional Chinese medicine (“TCM”) drugs and supplements (including prescription and over the counter medicines), (ii) medical equipment and substances including herbs, and (iii) dietary supplements. In 2009, western and TCM drugs and supplements accounted for $61.44 million, or 94.9%, of total revenues. In 2009, revenue from sales of medical equipment was $1.22 million or 1.9% of total revenues; revenue from sales of dietary supplements was $0.99 million or 1.5% of total revenues, and other revenue was $0.47 million or 0.7% of total revenues.

We also sell or license medical technology that we own or develop.  Our sales of medical technology amounted to $0.63 million in 2009 or 1.0% of total revenues.

We have exclusive rights to nationwide distribution of seven products made by our suppliers, which accounted for approximately 22.7% of our sales in fiscal year 2009 and 29.4% of our sales in fiscal year 2008. The most significant products among them are Iopamidol Injection 370 and 300, prescription medicines that are used for angiography and CT scanning. For the years ended December 31, 2009 and 2008, our total revenue from these products amounted to $8.9 million and $6.1 million respectively, which were 13.7% and 11.4% of our annual sales for the years ended December 31, 2009 and 2008, respectively.

Our customers are typically medical product wholesalers, hospitals, and retail drug stores. Our five largest customers accounted for 45.0% of total sales for the year ended December 31, 2009, compared to 37.9% for the corresponding period of 2008. Currently we have approximately 840 customers.

We compete with large state-owned drug distributors that are better capitalized than we are and that are entitled under PRC law to sell anesthesia products, which we may not sell. We believe that our competitive advantages include having our own research and development facilities, after-sale customer service, and sole distribution rights to seven medical products, as well as price, service and the ability to provide timely delivery.

Our executive offices and Konzern Group’s executive offices are located at China Medicine Corporation, 2/F, Guangri Tower, No. 9 Siyounan Road 1st Street, Yuexiu District, Guangzhou, China 510600, and the telephone numbers are (8620) 8739-1718 and (8620) 8737-8212. Our website can be found at www.cmc621.com. Neither the information nor any other content on our website or any other Internet website is a part of this prospectus.

The Offering

Common stock outstanding as of October 4, 2010	23,712,061 (1)

Common stock being offered by us	0 shares

Total remaining common stock that may be offered by selling stockholders in this offering	1,627,129

Common stock to be outstanding after the completion of the offering	25,339,190 (2)

Use of Proceeds
We will not receive any of the proceeds from the sale of shares by the selling stockholders. However, if the outstanding warrants held by the selling stockholders are exercised for cash, we will receive the net proceeds of the issuance of the underlying stock at the exercise price.  The terms of those warrants require the holder to pay the exercise price in cash (as opposed to by “cashless exercise”) if the underlying shares of common stock are covered by an effective registration statement.  If the selling stockholders exercise all of their outstanding warrants for cash at the current exercise prices, we would issue 1,396,315 shares of common stock and receive $3,378,445 in proceeds from the issuance.  The selling stockholders may choose not to exercise the remaining outstanding warrants for cash or at all. We will use all proceeds from the exercise of warrants for working capital and other general corporate purposes.

Limitation on Issuance of Common Stock:
No holder of our common stock purchase warrants can convert or exercise our securities into common stock if such holder and its affiliates would then own more than 4.9% of our outstanding common stock.

Our OTC Bulletin Board Trading Symbol	CHME.OB

Risk Factors	See "Risk Factors" beginning on page 7 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in shares of our common stock.

(1) Includes 230,814 shares which were previously issued to selling stockholders and which are covered by the Registration Statement.  Does not include the 1,396,315 shares of common stock issuable upon exercise of our outstanding Series A and Series B warrants held by the selling stockholders. If those shares of common stock, all of which are unissued as of October 4, 2010, are added to the total number of shares of our common stock outstanding, the resulting total number of shares would be 25,339,190.

(2) Assumes prior exercise of all of our outstanding Series A and Series B warrants to purchase common stock.

Selling Stockholders

Some of the selling stockholders acquired their shares in a private placement in February 2006.  Others acquired their shares in separate private purchases of stock or as gifts from stockholders that originally acquired their shares in the February 2006 private placement.

Plan of Distribution

This offering is not being underwritten. The selling stockholders, and any of their pledgees, donees, assignees and successors-in-interest, may sell their shares from time to time in privately negotiated transactions or in transactions on the OTC Bulletin Board or other stock exchange on which the shares may be listed in the future. The shares may be sold at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. To the extent required, specific information about a particular sale (such as the purchase price and public offering prices, the names of any broker or dealer, and any applicable commission or discounts) will be described in an accompanying prospectus. We intend to keep this prospectus current until all of the common stock being offered under this prospectus is sold. The shares may be offered pursuant to this prospectus so long as this prospectus is then current under the rules of the SEC and we have not withdrawn the registration statement of which this prospectus forms a part.

We will pay all expenses of registration incurred in connection with this offering, but the selling stockholders will pay all of the selling commissions, brokerage fees and related expenses. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

RISK FACTORS

 An investment in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and in the section entitled “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Commission on March 30, 2010, which report is incorporated by reference into this prospectus, before investing in our common stock. If any of the events anticipated by the risks described therein or below occur, our results of operations and financial condition could be adversely affected which could result in a decline in the market price of our common stock, causing you to lose all or part of your investment.

Our new principal stockholder will have substantial control over us.

Upon the consummation of the January 2010 private placement, OEP, now owns approximately 54 % of the total issued and outstanding shares of common stock on a fully diluted basis.  As a consequence, OEP will be able to exert a significant degree of influence or actual control over our management and affairs and will control matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. Specifically, pursuant to the Subscription Agreement, OEP has the right to nominate one non-independent director and four independent directors, reasonably acceptable to Senshan Yang. The interests of this stockholder may not always coincide with your interests or the interests of our other stockholders.  For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of the Company otherwise favored by our other stockholders.

A few of our stockholders control a significant percentage of our common stock.

Over 27% of our outstanding common stock is owned by the former owners of Konzern, Senshan Yang, our chief executive officer and a director, Minhua Liu, our executive vice president and a director, and Junhua Liu, the brother of Minhua Liu. They presently have sufficient voting power to influence the election of the directors and the approval of transactions requiring stockholder approval and any action by stockholder consent without a stockholders' meeting. There is no guarantee that their judgment will be the same as yours on important matters affecting the Company, including whether to make acquisitions, be acquired by another company, authorize new shares of stock, and maintain or dismiss members of management.

The sale of our common stock in this offering may depress our stock price.

Pursuant to this offering, the selling stockholders may sell up to 1,627,129 shares or our common stock, or approximately 6.9% of our outstanding common stock as of October 4, 2010. These sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from any sales by the selling stockholders of their common stock.  The terms of the warrants allow the holder to pay the exercise price by cash, or by “cashless exercise” if there is no effective registration statement covering the resale of the underlying shares of common stock.  If there is such a registration statement, the holder must exercise the warrants for cash.  If the selling stockholders exercise any of the outstanding warrants to purchase a total of 1,396,315 shares of our common stock for cash, we will receive the proceeds from the issuance of that stock at the exercise price.  In April 2007, the exercise price of our Series A warrants was reduced from $1.75 to $1.70 per share and the exercise price of our Series B warrants was reduced from $2.50 to $2.43 per share because we missed certain performance targets set forth in the securities purchase agreement we entered into with private investors on February 8, 2006.

The maximum total exercise price of (i) our outstanding Series A warrants is approximately $34,000 which we will receive only if all of the warrants are exercised for cash at their current exercise price which is $1.70 per share and (ii) our outstanding Series B warrants is approximately $ 3.34 million, which we will receive only if all of the warrants are exercised at their current exercise price for cash which is $2.43 per share.  Any proceeds we receive from the exercise of the warrants will be used for working capital and general corporate purposes.  We cannot assure you that any of the warrants will be exercised or if exercised, that such exercise will be for cash.

The holders of our warrants have cashless exercise rights, which provide them with the ability to receive common stock with a value equal to the appreciation in the stock price over the exercise price of the warrants being exercised. This right was not exercisable during the first six months that the warrants were outstanding and thereafter if the underlying shares are covered by an effective registration statement. To the extent that the holders of the warrants exercise this right, we will not receive proceeds from such exercise. As of October 4, 2010, 358,948 Series A warrants and 1,152,948 Series B warrants have been exercised cashlessly to purchase an aggregate of 670,542 shares of our common stock.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of the selling stockholders as of October 4, 2010 and the number of shares of our common stock that may be offered by the selling stockholders as of October 4, 2010 pursuant to this prospectus.  The table and the other information contained under the captions "Selling Stockholders" and "Plan of Distribution" have been prepared based upon information furnished to us by or on behalf of the selling stockholders.

Name	No. of Shares Beneficially owned	No. of Shares Being offered		No. of shares beneficially owned after the offering (5)	Percentage of class
Barron Partners, LP(1)	1,596,483	1,562,233		34,250	*	%

Ray and Amy Rivers, JTWOS	53,571	3,821	(2)(3)(4)	49,750	*	%

JMG Capital Partners LP	21,075	21,075		—		%

Warrant Strategies Fund, LLC (3)	20,000	20,000		—		%

Rivers Family Foundation (4)	15,000	15,000		—		%

Wake Forest University(4)	5,000	5,000		—		%

*  Less than 1.0%.

(1) Mr. Andrew B. Worden, president of the general partner of Barron Partners LP, has sole voting and dispositive power over the shares beneficially owned by Barron Partners.

(2) Ray and Amy Rivers, Steve Mazur, and William M. Denkin sold warrants to purchase an aggregate of 189,000 shares of common stock (63,000 shares each), 94,500 of which were purchased by JMG Capital Partners LP, and 94,500 of which were purchased by JMG Triton Offshore Fund, Ltd.

(3) Ray and Amy Rivers and Steve Mazur each sold warrants to purchase 10,000 shares of Common Stock to Warrant Strategies Fund, LLC.

(4) Ray and Amy Rivers made gifts of 15,000 shares and 5,000 shares, respectively, to the Rivers Family Foundation and Wake Forest University.

(5) We do not know when or in what amounts a selling stockholder may offer shares for sale.  The selling stockholders might not sell any or all of the shares offered by this prospectus.  Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

None of the selling stockholders holds, or within the past three years has held, any position, office or material relationship with us or any of our predecessors or affiliates.

The shares of common stock being offered by Barron Partners LP and Ray and Amy Rivers (as joint tenants with right of survivorship) represent the shares of common stock issuable upon exercise of the warrants that were issued to them in the February 2006 private placement, or represent outstanding shares of common stock that were previously issued to them upon exercise of such warrants.  See "Selling Stockholders - February 2006 Private Placement" for information relating to the shares of common stock issuable to them.

None of the selling stockholders are broker-dealers. Ray Rivers is an employee of a broker-dealer, CRT Capital LLC.  Although Mr. Rivers does not have an ownership or control relationship with, and is not an officer, director, member or partner of, the broker-dealer, Mr. Rivers may, nonetheless, be deemed to be an affiliate of the broker-dealer. Such Selling stockholder who may be deemed to be an affiliate and an employee of a broker-dealer purchased his shares in the ordinary course and at the time of purchasing the securities he had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Preferred Stock Purchase Agreement provides that the warrants cannot be exercised to the extent that the number of shares of common stock held by the selling stockholder and his affiliates after such conversion or exercise would exceed 4.9% of the outstanding common stock. Beneficial ownership is determined in the manner provided in Section 13(d) of the Securities Exchange Act of 1934 and Regulation 13d-3 of the SEC thereunder. This provision, which cannot be modified, limits the ability of the holders of the warrants to exercise their warrants.  Based on our 23,712,061 shares of common stock outstanding on October 4, 2010, Barron Partners and Ray and Amy Rivers may not exercise warrants if the conversion or exercise would result in their owning more than 1,161,891 shares of common stock at any one time. This limitation applies separately to each of these selling stockholders. As the number of shares of common stock increases, whether upon conversion of Series A preferred stock or exercise of warrants or for any other reason, the number of shares that may be issued under this limitation will increase. In the event that any holder of warrants issued in the February 2006 private placement transfers its or his warrants, the transferee, if it is not an affiliate of the transferor, would be subject to a separate 4.9% limitation.

February 2006 Private Placement

In February 2006, pursuant to the Preferred Stock Purchase Agreement, we issued to Barron Partners LP, Ray and Amy Rivers (as joint tenants with right of survivorship), Steve Mazur and William M. Denkin an aggregate of 3,120,000 shares of Series A preferred stock, and warrants to purchase an aggregate of 7,389,476 shares of common stock for an aggregate consideration of $3,900,000.  The following table sets forth, for each of the purchasers in the February 2006 private placement, the number of shares of common stock issuable upon conversion of such purchaser’s Series A preferred stock, upon exercise of such purchaser’s warrants, and upon conversion of all Series A preferred stock warrants held by such purchaser, together with the purchase price paid by such purchaser. There is no additional consideration payable upon conversion of the Series A preferred stock.  As of October 4, 2010, Messrs. Mazur and Denkin no longer own any shares of the Company’s Series A preferred stock, common stock or warrants to purchase common stock.

Name	Shares of Common Stock Issuable upon conversion of Series A preferred stock	Shares of common stock issuable upon exercise of Series A warrants	Shares of common stock issuable upon exercise of Series B warrants	Total number of shares of common stock	Amount of investment

Barron Partners	2,640,000	3,126,316	3,126,316	8,892,632	$3,300,000
Ray and Amy Rivers (jointly)	160,000	189,474	189,474	538,948	$200,000
Steve Mazur	160,000	189,474	189,474	538,948	$200,000
William M. Denkin	160,000	189,474	189,474	538,948	$200,000

Pursuant to the Preferred Stock Purchase Agreement relating to the issuance of the Series A preferred stock and warrants in the February 2006 private placement:

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We are required to appoint and maintain a board consisting of such number of independent directors that would result in a majority of our directors being independent directors, an audit committee composed solely of independent directors and a compensation committee having a majority of independent directors. Our failure to meet these requirements on a continuing basis may result in our incurring liquidated damages payable either in cash or by the issuance of additional shares of Series A preferred stock. Although we did not meet the required deadline for having independent directors, nevertheless because we have elected independent directors who comprise a majority of the board, as well as all of the members of the audit committee and the compensation committee, the investors waived our failure to be in compliance when initially required. This waiver would not apply to any subsequent failure to continue to meet this requirement.

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We and the investors entered into a registration rights agreement pursuant to which we agreed to file, within 60 days after the closing, the registration statement of which this prospectus is a part. Since the closing was on February 8, 2006, we were required to file the registration statement by April 10, 2006 and have the registration statement declared effective by August 8, 2006.  The registration statement was filed on April 13, 2006 and was declared effective on October 17, 2006.  We are required to issue 1,025 shares of Series A preferred stock for each day of the delay in filing and each day after the required effective date.  As a result we are required to issue 3,225 shares of Series A preferred stock for the delay in filing the initial registration statement and an additional 71,750 shares of Series A preferred stock for the 70 days between August 8, 2006 and October 17, 2006, the original effective date of the Registration Statement.  We are also required to issue 1,025 shares of preferred stock for each day that we failed to keep this registration statement current and effective, with certain limited exceptions. At September 30, 2010, we have accrued $44,003 in respect of this obligation.

•	The investors have the right to participate in any future private placements, other than exempt issuances, as such term is defined in the Preferred Stock Purchase Agreement.

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We are required to elect a chief financial officer who is familiar with both the conduct of business in China and the SEC's rules and regulations relating to accounting, financial statements and accounting controls within fifteen days after closing. We believe that we are in compliance with this provision.

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With certain limited exceptions, if we issue stock at a purchase price (or warrants or convertible securities at an exercise or conversion price) which is less than conversion price of the preferred stock (the “Conversion Price”) or the exercise price of the warrants (the “Exercise Price”), the Conversion Price and the Exercise Price, as the case may be, will be reduced to such lower price.  Any change in the Conversion Price automatically results in an adjustment in the conversion ratio of the Series A preferred stock.  The initial conversion price of the Series A preferred stock was $1.25 and the initial conversion ratio was one share of common stock for each share of Series A preferred stock.

PLAN OF DISTRIBUTION

This offering is not being underwritten. The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which our shares are traded or in private transactions. These sales may be made at fixed or negotiated prices. To the extent required, specific information about a particular sale (such as the purchase price and public offering prices, the names of any broker or dealer, and any applicable commission or discounts) will be described in an accompanying prospectus.

There is a limited public market for our common stock.  Our common stock is currently quoted on FINRA’s Over-the-Counter Bulletin Board.

We were required to keep this prospectus current until the earlier of February 8, 2009 or such time as all of the common stock being offered under this prospectus is sold. The selling stockholders may offer the common stock pursuant to this prospectus so long as this prospectus is current under the rules of the SEC and we have not withdrawn the registration statement of which this prospectus forms a part.

Subject to the foregoing, the selling stockholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus;

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable law.

The selling stockholders acquired their shares pursuant to the Preferred Stock Purchase Agreement and may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

The holders of our Series A and Series B warrants may not exercise them for our common stock if that would result in the holder and his or its affiliates beneficially owning more than 4.9% of our common stock. Because of the limitation whereby Barron Partners LP and Ray and Amy Rivers cannot hold more than 4.9% of our stock at one time, there is a limit on the number of shares that any of them may sell at any time. For information on the selling shareholder limitation, see “Selling Stockholders” in this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

A selling stockholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by them and, if the selling stockholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling stockholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by a selling stockholder of the warrants or the common stock issuable upon conversion of the warrants other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may amend or supplement this prospectus in order to name the transferee as a selling stockholder.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling stockholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES

We are authorized to issue 90,000,000 shares of common stock, par value $.0001 per share, and 10,000,000 shares of preferred stock, par value $.0001 per share.  As of the date of this prospectus, we have 23,712,061 shares of common stock outstanding and no shares of Series A preferred stock outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Pursuant to the certificate of designation relating to the Series A preferred stock, we are prohibited from paying dividends on our common stock while Series A preferred stock is outstanding.  As of October 4, 2010, there are no shares of series A preferred stock outstanding, therefore the dividend restriction is not currently applicable.  Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of redeemable convertible preferred stock and shares of any other series of preferred stock that we may designate and issue in the future.

Common Stock Purchase Warrants

In connection with our February 2006 private placement, we issued Series A warrants to purchase 3,694,738 shares of common stock at an exercise price of $1.75 per share and Series B warrants to purchase 3,694,738 shares of common stock at an exercise price of $2.50 per share. On April 23, 2007, the exercise price of the Series A warrants was reduced to $1.70 per share and the exercise price of the Series B warrants was reduced to $2.43 per share, representing reductions of 3% in each case.  These reductions in exercise price were made under a Waiver and Amendment entered into between the Company and the initial investors in the private placement. The Waiver and Amendment cancelled and replaced an adjustment provision contained in the warrants, which provided that the exercise price of our warrants would have been reduced by approximately 23% because the Company did not meet a 2006 pre-tax income-per-share target of $0.40 per share. The warrants are not subject to any further adjustment based on the Company’s financial results.

The warrants also provide that, with certain exceptions, if the Company issues common stock at a price, or warrants or other convertible securities with an exercise or conversion price, which is less than the exercise price of the warrants, the exercise price of the warrants will be reduced to the sales price, exercise price or conversion price, as the case may be, of such other securities.

The holders of the warrants have cashless exercise rights, which provide them with the ability to receive common stock with a value equal to the appreciation in the stock price over the exercise price of the warrants being exercised. This right was not exercisable during the first six months that the warrants were outstanding, and it is not exercisable thereafter if the underlying shares are subject to an effective registration statement.  To the extent that the holders of the warrants exercise using a cashless exercise, we will not receive proceeds from such exercise.

INTEREST OF NAMED EXPERTS AND COUNSEL

Neither our independent public accountant, Frazer Frost, LLP , nor our counsel passing upon the validity of the securities offered under this prospectus, Pryor Cashman LLP, will receive a direct or indirect interest in us, was hired on a contingent basis, or has been a promoter, underwriter, voting trustee, director, officer, or employee of ours.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus has been passed on by Pryor Cashman LLP.

MATERIAL CHANGES

There have been no material changes in our affairs that have occurred since the end of the latest fiscal year for which audited financial statements were included in the latest Form 10-K and that have not been described in a Form 10-Q or Form 8-K filed under the Exchange Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below:

Our Annual Report on Form 10-K, for the year ended December 31, 2009, filed on March 30, 2010;

Our Definitive Proxy Statement on Form 14A, dated April 19, 2010, filed on April 19, 2010;

Our Current Report on Form 8-K, dated April 30, 2010, filed on May 3, 2010;

Our Current Report on Form 8-K, dated May 13, 2010, filed on May 13, 2010;

Our Quarterly Report on Form 10-Q, for the quarter ended March 31, 2010, filed on May 14, 2010;

Our Current Report on Form 8-K, dated May 27, 2010, filed on June 2, 2010;

Our Current Report on Form 8-K, dated July 9, 2010, filed on July 9, 2010;

Our Current Report on Form 8-K, dated August 12, 2010, filed on August 12, 2010; and

Our Quarterly Report on Form 10-Q, for the quarter ended June 30, 2010, filed on August 12, 2010.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement but not delivered with the prospectus. We will provide these reports or documents upon written or oral request and at no cost to the requester. You can request copies of such document if you call or write us at the following address or telephone number: Secretary, China Medicine Corporation, 2/F, Guangri Tower, No. 9 Siyounan Road 1st Street, Yuexiu District, Guangzhou, China 510600, by telephone at (8620) 8739-1718.  The reports or documents that have been incorporated by reference are also available on our website which can be found at http://www.cmc621.com/InvestorRelations/newinfo.php?id=429&typeid=%2033.

Unless specifically stated elsewhere in this prospectus, the information contained on, or accessible through, our website is not incorporated by reference into this registration statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES

Our articles of incorporation provide for the indemnification and/or exculpation of our directors, officers, employees, agents and fiduciaries to the maximum extent provided, and under the terms provided, by the laws and decisions of the courts of the state of Nevada, and by any additional applicable federal or state law or court decisions. Besides the foregoing, we have not entered into any agreements under which we have assumed such an indemnity obligation.

Insofar as indemnification of our directors, officers and controlling persons for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Commission using the Commission's EDGAR system. The Commission maintains a web site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission using EDGAR. The address of that site is http//www.sec.gov.

You may also inspect these documents and copy information from them at the Commission's offices at public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission's public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by us or the selling stockholder. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this prospectus or in our affairs since the date hereof.

CHINA MEDICINE CORPORATION

1,627,129 Shares of Common Stock

PROSPECTUS

October 18, 2010